BC FORM 53-901F
(Previously Form 27)
MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)

Item 1	Reporting Issuer

White Knight Resources Ltd. (the “Company”)
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Telephone: (604) 681-4462

Item 2	Date of Material Change

November 7, 2006

Item 3	Press Release

	Date of Issuance:	November 7, 2006
	Place of Issuance:	Vancouver, British Columbia

The News Release was distributed through Market News and Stockwatch.

Item 4	Summary of Material Change

The Company announced the completion of drilling at its Gold Bar property, Nevada.

Item 5	Full Description of Material Change

See attached News Release.

Item 6	Reliance on Section 85 (2) of the Act

N/A

Item 7	Omitted Information

N/A

Item 8	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

John M. Leask, Chairman and CEO
Telephone: (604) 681-4462

Item 9	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 8th day of November, 2006.

“Megan Cameron-Jones“
Signature

Megan Cameron-Jones
Name

Director & Secretary
Position

Vancouver, BC
Place of Declaration

White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com E-Mail: info@whiteknightres.com

Phase I Drilling Completed at Gold Bar Horst, Cortez Trend

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR)
November 7, 2006

White Knight Resources Ltd. (the “Company”) has completed the Phase I drilling program at its wholly owned Gold Bar Horst property located in the Cortez Trend, Nevada. The drill program tested a “blind” gravel-covered pediment target and was designed to establish depth to lower-plate bedrock previously interpreted by a gravity geophysical survey performed by the Company in 2005. In addition, the program was to test geophysically interpreted horst-bounding structures which may be related to the former producing Gold Bar Mine located within 2,000 feet of the northern claim boundary of the Gold Bar Horst South claim block.

Of the proposed 9 drill holes, 6 were drilled but only 4 were completed to the target depth. Technical difficulties, including equipment failure and caving overburden, prevented the completion of the remaining two holes. Lower-plate limestones were encountered as shallow as 390 feet. Anomalous arsenic and trace gold were encountered in all three of the holes for which assays have been received. The Company now interprets that favourable host lithologies are explorable at reasonable depths over an area measuring 3500 ft x 7000 ft on the southern Gold Bar horst property. Alteration and gold-arsenic anomalies encountered in the 2006 drilling indicate that the gold-mineralizing system continues southward from Gold Bar. Management is currently evaluating the 2006 drill data with emphasis on generating targets for further drilling.

Subsequent to the Gold Bar Horst drilling, the Company moved the drill to its wholly owned Hunter property where three holes were completed totaling 800 feet. The Company is currently awaiting drill results.

About White Knight Resources Ltd. – White Knight is an exploration company active in finding and exploring mineral prospects. The Company has been exploring Nevada since 1993 and currently controls the second largest land holding in the Cortez Trend. Its property portfolio includes 18 properties (over 60,000 acres), fifteen of which are located in the Cortez Trend. To date, 36.9 million ounces of gold has been confirmed by the Cortez Joint Venture on a short segment of their portion of the trend. As the Cortez goldfield continues to evolve, more gold deposits are likely to be discovered. White Knight is ideally located to participate in those potential discoveries.

On behalf of the Board of Directors,

“John M. Leask”

John M. Leask, P. Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Certain of the statements contained in this press release may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Statements or information regarding objectives of the board of directors are forward-looking statements. The words “intends” and “expects” and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements or information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of White Knight, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Except as required by law, White Knight expressly disclaims any intention and undertakes no obligation to update any forward-looking statements or information as conditions change.